UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:   ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 BOARD OF TRADE (NIRE) 33 3 0026253 9 Publicly-Held Company

Minutes of the General and Extraordinary Shareholders’ Meeting of Tele Norte Leste Participações S.A., held on April 16, 2010, summarized as per § 1 of Article 14 of the Bylaws:

1.	Date, time and place: April 16, 2010, at 10:00 a.m., at the Company’s headquarters, at Rua Humberto de Campos, No. 425, 8th floor – Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro.

2.	Agenda:

GENERAL SHAREHOLDERS’ MEETING

(i) To acknowledge the Management accounts, examine, discuss and vote the Management’s Report and the Financial Statements for the year ended December 31, 2009, as well as the independent auditors’ report; (ii) To approve the proposal for allocation of profits for the fiscal year of 2009 and the payment of profit sharing to employees, pursuant to article 37 of the Bylaws; (iii) To elect the members of the Board of Directors and their alternates; (iv) To elect the members of the Fiscal Council and their alternates; and, (v) To determine the compensation of the Company’s Managers and members of the Fiscal Council.

EXTRAORDINARY SHAREHOLDERS’ MEETING

(vi) To discuss the payment of additional dividends.

3.	Call Notice: Call notice published in the newspapers “Diário Oficial do Estado do Rio de Janeiro”, Part V, on March 31, 2010, page 103; April 5, 2010, page 26 and April 6, 2010, page 42 and “Valor Econômico—Edição Nacional”, on March 31, 2010, page C4; April 1, 2010, page C7 and April 5, 2010, page C12, pursuant to article 133 of the Law No. 6,404/76.

4.	Attendance: Shareholders representing over 62.01% of voting shares and over 3.5% of non-voting preferred shares, according to records and signatures in the Shareholders’ Attendance Record. Also in attendance: Alex Waldemar Zornig (Officer), Fernando Linhares Filho (representative of the Fiscal Council), and Marco Antonio Brandao Simurro and Sergio Jose Aguiar Jr. (representatives of Deloitte Touche Tohmatsu Auditores Independentes).

5.	Chair: Chairman: Mr. José Augusto da Gama Figueira; Secretary: Mrs. Maria Gabriela Campos da Silva Menezes Côrtes.

6.	Decisions: Shareholders representing more than 62% of the Company’s voting shares attending the Meeting decided as follows:

GENERAL SHAREHOLDERS’ MEETING

6.1.	To approve the Annual Management’s Report, Balance Sheet and other Financial Statements, in addition to the Independent Auditors’ Report and

TELE NORTE LESTE PARTICIPAÇÕES S.A. General and Extraordinary Shareholders’ Meeting held on April 16, 2010

Fiscal Council’s Report for the years ended December 31, 2009 by unanimous decision of shareholders attending the meeting, without reservations (abstentions recorded in ANNEX I). These documents were published in their entirety in the newspapers “Diário Oficial do Rio de Janeiro” and “Valor Econômico” on March 22, 2010, pursuant to article 133, of the Law No.6,404/76, and are available to the shareholders at the Company’s headquarters and at CVM’s website.

6.2.	To approve, by unanimous decision, pursuant to the Management’s proposal included in the 2009 Financial Statements published on March 22, 2010, since the Company did not assess net income, the absorption of losses for the fiscal year, in the amount of R$489,058,268.12. (four hundred eighty nine million, fifty eight thousand, two hundred sixty eight reais and twelve centavos) after deducting R$26,701,304.81 (twenty six million, seven hundred-and-one thousand, three hundred four reais and eighty one centavos) in connection with dividends and prescribed interest on shareholders’ equity, totaling R$462,356,963.31 (four hundred sixty two million, three hundred fifty six thousand, nine hundred sixty three reais and thirty one centavos), through the investment reserve in the group of profit reserves.

Finally, the payment of profit sharing to the Company’s employees and Managers, due to the consolidated results from Telemar Norte Leste S.A and its subsidiaries, in the amount of up to R$102,767,702.74 (one hundred two million, seven hundred sixty seven thousand, seven hundred two reais and seventy four centavos), was also approved by unanimous decision.

6.3.

The shareholders elected the members of the Company’s Board of Directors, for a term of office that expires at the 2013 General Shareholders’ Meeting. The following active members and alternates, appointed by the controlling shareholder, Telemar Participações S.A., were elected by majority vote of the shareholders attending the meeting (abstentions and votes against are recorded in ANNEX II): (1) as active member, Mr. JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, Brazilian, married, bearer of the identity card No. 02.549.734-8 issued by IFP/RJ, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 299.637.297-20, resident and domiciled in the city of Rio de Janeiro (RJ), with office at Praia do Botafogo No. 300, room 1101; as alternate, Mr. JOSÉ AUGUSTO DA GAMA FIGUEIRA, Brazilian, divorced, engineer, bearer of the identity card No. M-8.263.413 SSP/MG, enrolled with the Taxpayers’ Registry (CPF/MF) under No. 242.456.667-49, resident and domiciled in the city of Rio de Janeiro (RJ), with office at Praia de Botafogo No. 300, room 1101; (2) as active member, Mr. ALEXANDRE JEREISSATI LEGEY, Brazilian, married, chemical engineer, bearer of the identity card No. 34.545.462-5, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 954.529.077-34, with office at Av. Dr. Chucri Zaidan, 920, 16th floor, Vila Cordeiro, São Paulo/SP; as alternate Mr. CARLOS FRANCISCO RIBEIRO JEREISSATI, Brazilian, married, economist, bearer of the identity card No. 1.969.275, issued by IFP-RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 000.365.013-87, resident and domiciled in São Paulo (SP), with office at à Rua Chucri Zaidan No. 920, 16th floor; (3) as active member, Mr. PEDRO JEREISSATI, Brazilian, married, business administrator, bearer of the identity card No. 16.226.645-5, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 273.475.308-14, resident and domiciled in São Paulo/SP, with office at R. Chucri Zaidan No. 920 – 16th floor; as alternate, Mr. CRISTIANO YAZBEK PEREIRA, Brazilian, married, engineer, bearer of the identity card No. 24.798.030-4, issued by

TELE NORTE LESTE PARTICIPAÇÕES S.A. General and Extraordinary Shareholders’ Meeting held on April 16, 2010

SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 267.577.938-57, resident and domiciled in São Paulo, with office at Av. Chucri Zaidan No. 920, 16th floor; (4) as active member, Mr. FERNANDO MAGALHÃES PORTELLA, Brazilian, married, engineer, bearer of the identity card No. 10.377.977, issued by IFP-RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 748.442.108-15, resident and domiciled in Rio de Janeiro, with office at à Avenida Sernambetiba, 3600, B1 03 cj. 902, Barra da Tijuca; as alternate, Mr. CARLOS JEREISSATI, Brazilian, married, business administrator, bearer of the identity card No. 16.226.643-1, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPC/MF) No. 146.626.458-67, resident and domiciled in São Paulo (SP), with office at Av. Chucri Zaidan No. 920, 16th floor, Vila Cordeiro; (5) as active member, Mr. OTAVIO MARQUES DE AZEVEDO, Brazilian, married, engineer, bearer of the identity card No. 13.088, issued by CREA/MG, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 129.364.566-49, resident and domiciled in São Paulo/SP, with office at Rua Dr. Geraldo Campos Moreira, No. 375, 9th floor; as alternate, Mr. LÚCIO OTÁVIO FERREIRA, Brazilian, married, business administrator, bearer of the identity card No. M-2.554.754 issued by SSP/MG, enrolled with the Taxpayers’ Registry (CPF/MF) under No. 559.069.076-53 resident and domiciled in Rio de Janeiro/RJ, with office at Praia de Botafogo No. 300, 4th floor, Botafogo;(6) as active member, Mr. IVAN RIBEIRO DE OLIVEIRA, Brazilian, married, engineer, bearer of the identity card No. M-745.158 issued by SSP/MG, enrolled with the Taxpayers’ Registry (CPF/MF) under No. 118.057.4956-68, with office at Alameda da Serra 400 , 5th floor, Vila da Serra, Nova Lima/MG; as alternate, Mr. LUIZ OTÁVIO MOURÃO, Brazilian, married, lawyer, bearer of the identity card No. M-60.611, issued by SSP/MG, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 216.949.156-20, with office at Rua Dr. Geraldo Campos Moreira, No. 375, 9th floor, Brooklin Novo, São Paulo/SP;(7) as active member, Mr. MARCEL CECCHI VIEIRA, Brazilian, married, engineer, bearer of the identity card No. 20.563.675-5, issued by SSP-SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 143.917.738-48, with office at Rua Dr. Geraldo Campos Moreira, No. 375, 9th floor, Brooklin Novo, São Paulo/SP; as alternate, Mr. JOÃO JOSÉ DE ARAÚJO PEREIRA PAVEL, Brazilian, single, economist, bearer of the identity card No. 10.894.742-5, issued by IFP/RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 092.798.377-02, resident and domiciled in Rio de Janeiro/RJ, with office at Praia de Botafogo No. 300, 4th floor, Botafogo;(8) as active member, Mr. JULIO CESAR MACIEL RAMUNDO, Brazilian, married, economist, bearer of the identity card No. 06.979.152-3, issued by IFP-RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 003.592.857-32, with office at Av. República do Chile, No. 100, 7th floor, Centro, Rio de Janeiro/RJ; as alternate, Mr. JOAQUIM DIAS DE CASTRO, Brazilian, single, economist, bearer of the identity card No. 604.368.013-8, issued by SJS/RS, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 909.933.140-15, resident and domiciled in Rio de Janeiro (RJ), at Rua São Clemente No. 10, apt. 308, Botafogo;(9) as active member, Mr. FÁBIO DE OLIVEIRA MOSER, Brazilian, married, bank employee and risk manager, bearer of the identity card No. 20502087, issued by CRA/RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 000.699.217-09, resident and domiciled in the city of Rio de Janeiro/RJ, with office at Praia de Botafogo No. 501, 4th floor, Botafogo; as alternate, Mr. RICARDO FERRAZ TORRES, Brazilian, single, bank employee and risk manager, bearer of the identity card No. 05.423.500-7, issued by IFP/RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 043.287.287-68, domiciled in the city of Rio de Janeiro/RJ, with office at Praia de Botafogo No. 501, 4th floor, Botafogo.

TELE NORTE LESTE PARTICIPAÇÕES S.A. General and Extraordinary Shareholders’ Meeting held on April 16, 2010

It was made clear that the current elected Directors are in compliance with article 147 of the Law No. 6,404/76 and have no impediments or legal restriction to take office.

6.4.

To approve the election of Members of the Fiscal Council for the fiscal year beginning on January 1, 2010, for a term of office that expires at the 2011 General Shareholders’ Meeting. The following active members and alternates were elected by majority vote of the shareholders attending the meeting (abstentions and votes against are recorded in ANNEX III), pursuant to art. 161 of the Law No. 6,404/76: (1) appointed by Telemar Participações S.A, shareholder: (1.1) as active member, Mr. SÉRGIO BERNSTEIN, Brazilian, married, civil engineer, bearer of the identity card No. 5.850.726 SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 007.296.208-91, resident and domiciled at Rua Barão de Santa Eulália No. 231, apt. 121—Real Park—São Paulo/SP, as alternate Mr. SIDNEI NUNES, Brazilian, married, business administrator, bearer of the identity card No. 11.581.938, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 011.355.928-37, resident and domiciled at Rua Visconde de Taunay No. 627 apt. 31—Edifício Boullonais, São Paulo – SP; (1.2) as active member, Mr. ALLAN KARDEC DE MELO FERREIRA, Brazilian, widower, lawyer, bearer of the identity card No. M- 92.892, issued by SSP/MG, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 054.541.586-15, domiciled at Rua Oscar Versiani Caldeira No. 239, Mangabeiras, in the City of Belo Horizonte – MG; as alternate Mr. DENIS KLEBER GOMIDE LEITE, Brazilian, married, lawyer, business administrator, bearer of the identity card No. 17.619.724, issued by SSP/MG, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 125.011.406-30, domiciled at Rua Miranda Ribeiro No. 220 apt. 301, Vila Paris, in the city of Belo Horizonte—MG; (1.3) as active member, Mr. FERNANDO LINHARES FILHO, Brazilian, married, business administrator, bearer of the identity card No. 1.905.373-5, issued by IFP/RJ, enrolled with the Individual Taxpayers’ Registry (CPC/MF) under No. 129.110.117-91, domiciled at Rua Barão da Torre No. 657 apt. 101, in the City of Rio de Janeiro; as alternate, Mr. APARECIDO CARLOS CORREIA GALDINO, Brazilian, widower, Business Administrator, bearer of the identity card No. 5.635.466 issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPC/MF) under No. 666.708.708-25, resident at Av. Dr. Chucri Zaidan No. 920, 16th floor, Vila Cordeiro, São Paulo – SP; and (1.4) as active member, ARY JOEL DE ABREU LANZARIN, Brazilian, married, bank employee and risk manager, bearer of the identity card No. 025.812.99478, issued by DIC/RS, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 241.771.309/82, with office at SBS Quadra 01, Bloco A, Lote 25, Ed.Sede I, 4th floor, Setor Bancário Sul, Brasília/DF; as alternate, Mr. DILSON DE LIMA FERREIRA JUNIOR, Brazilian, married, business administrator, bearer of the identity card No. 032147340 Detran RJ, enrolled with the Individual Taxpayer’ Registry (CPF/MF) under No. 343.431.807-00, domiciled at Rua Mayrink Veiga, 4, 16th floor, Rio de Janeiro, RJ. During the elections, it was made clear that none of the elected members had any impediments or legal restriction to take office.

6.5.

To approve, by unanimous vote (abstentions and votes against recorded in ANNEX IV), the proposal by the Company’s majority shareholder, Telemar Participações S/A, to establish the Managers’ compensation for the next fiscal year, as follows: i) annual global allowance for the Board of Directors of up to R$3,629,640.00; ii) annual global allowance for the Company’s executive officers of up to R$4,678,480.00, including possible amounts paid as benefits, representation allowance or

TELE NORTE LESTE PARTICIPAÇÕES S.A. General and Extraordinary Shareholders’ Meeting held on April 16, 2010 interest on shareholders’ equity; and iii) annual allowance for the Fiscal Council according to the minimum limit permitted by law, pursuant to § 3 of article 162 of Law No. 6,404/76, establishing a minimum monthly pay by R$2,500.00 to each active member (the members of the fiscal council will be reimbursed for travel expenses, provided that such expenses have the same treatment, limits and criteria as those used for the Company’s employees, according to the current “Travel Policy”).

EXTRAORDINARY SHAREHOLDERS’ MEETING

6.6.	To approve, by unanimous vote, the distribution of extraordinary dividends to the Company’s shareholders, to be paid in proportion to shareholdings held on April 16, 2010, in the total gross amount of R$1,199,978,169.66 (one billion, one hundred ninety nine million, nine hundred seventy eight thousand, one hundred sixty nine reais and sixty six centavos), at a price of R$3.1369 per share, both common and preferential shares, against the investment reserve, in the group of the profit reserve that, in the balance sheet for December 31, 2009, recorded the amount of R$2,632,998,167.67 (two billion, six hundred thirty two million, nine hundred ninety eight thousand, one hundred sixty seven reais and sixty seven centavos). Extraordinary dividends will be paid during the fiscal year of 2010, on a date to be timely disclosed by the Management, pursuant to § 3 of art. 265 of the Law No. 6,404/76. The Company’s Management explained that the shares will now be traded as ex-dividends as of April 19, 2010 (inclusive).

7.	Closing: Nothing further to discuss, these minutes were drafted, read, approved and executed by shareholders representing the majority of the Company’s capital stock, abstentions and vote statements formally presented by the shareholders at the Meeting were taken into account and filed at the Company’s headquarters. These minutes may be published without signatures of the attending shareholders, pursuant to art 130, §2º of Law 6.404/76.

I certify that these minutes are a true copy of the Company’s Book of Minutes.

Rio de Janeiro, April 16, 2010.

José Augusto da Gama Figueira

Chairman

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

TELE NORTE LESTE PARTICIPAÇÕES S.A. General and Extraordinary Shareholders’ Meeting held on April 16, 2010

ANNEX I

Abstentions: BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD ; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS ST INSIGHTS NON-LENDABLE FUND; EMERGING MARKETS ST INSIGHTS NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND ; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND

TELE NORTE LESTE PARTICIPAÇÕES S.A. General and Extraordinary Shareholders’ Meeting held on April 16, 2010

ANNEX II

Votes Against: BRANDES EMERGING MARKETS EQUITY FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL;FORTIS L FUND EQUITY BRAZIL; FORTIS L FUND EQUITY LATIN AMERICA

Abstention: CREDIT AGRICOLE ASSET MANAGEMENT

TELE NORTE LESTE PARTICIPAÇÕES S.A. General and Extraordinary Shareholders’ Meeting held on April 16, 2010

ANNEX III

Votes Against: PENSIONSKASSERNES ADMINISTRATION A/S; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS.

TELE NORTE LESTE PARTICIPAÇÕES S.A. General and Extraordinary Shareholders’ Meeting held on April 16, 2010

ANNEX IV

Votes Against: ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ARTISAN EMERGING MARKETS FUND; AT&T UNION WELFARE BENEFIT TRUST ;BATTERYMARCH GLOBAL EMERGING MARKET FUND; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD ; BRANDES EMERGING MARKETS EQUITY FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC ; CITY OF FRESNO RETIREMENT SYSTEMS; COLLEGE RETIREMENT EQUITIES FUND ; COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT SYSTEM; CREDIT AGRICOLE ASSET MANAGEMENT; EMERGING MARKETS EQUITY TRUST 4; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS ST INSIGHTS NON-LENDABLE FUND; EMERGING MARKETS ST INSIGHTS NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND ; EP TISDALE LLC; ESSEX COUNTY COUNCIL; ETON PARK FUND, L.P.; FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL; FIDELITY LATIN AMERICA FUND; FORTIS L FUND EQUITY BRAZIL; FORTIS L FUND EQUITY LATIN AMERICA; GLOBAL INVESTMENT FUND; HANSBERGER INTERNATIONAL SERIES EMERGING MARK; IBM SAVINGS PLAN ; ILLINOIS STATE BOARD OF INVESTMENT; ISHARES MSCI BRAZIL (FREE) INDEX FUND ; ISHARES MSCI BRIC INDEX FUND; JOHN HANCOCK FUNDS II: INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A ; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B ; LEGG MASON GLOBAL FUNDS PLC; MICROSOFT GLOBAL FINANCE; MONETARY AUTHORITY OF SINGAPORE; MUNICIPAL EMPLOYEES ANNUITY AND B F OF CHICAGO; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL F ; NORTHERN TRUST QUANTITATIVE FUND PLC ; PENSIONSKASSERNES ADMINISTRATION A/S; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DEC; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BOARD OF ADMINISTRATION CITY EMPLOYEES RETIREMENT SYSTEM LOS ANGELES, CALIFORNIA; THE FUTURE FUND BOARD OF GUARDIANS; THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC400035147 ; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE ROYAL BANK OF SCOTLAND PLC AS DEP OF F S GLOBAL EM FUND A SUB FD OF FIRST STATE INV.I; THE ROYAL BANK OF SCOTLAND PLC AS DEPOSITARY OF FIRST STATE GLOBAL EMERGING MARKETS SUSTAINABILITY; THE ROYAL BANK OF SCOTLAND PLC AS DEPOSITARY OF FIRST STATE LATIN AMERICA FUND A SUB FUND OF FIRST; UAW RETIREE MEDICAL BENEFITS TRUST ; VANGUARD EMERGING MARKETS STOCK INDEX FUND ; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS ; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

TELE NORTE LESTE PARTICIPAÇÕES S.A. General and Extraordinary Shareholders’ Meeting held on April 16, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer